# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Patria Investments Ltd, CIK 0001825570
CUSIP: G69451105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 60 NEXUS WAY, 4TH FLOOR, CAMANA BAY, PO BOX 757, GRAND CAYMAN, Cayman Islands (E9), KY1-9006
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001569137

## Reporting persons
- Grandeur Peak Global Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Utah (UT); sole voting power 3,435,173; shared voting power 0; sole dispositive power 3,435,173; shared dispositive power 0; aggregate amount beneficially owned 3,435,173 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Patria Investments Ltd
Address of issuer's principal executive offices: 60 NEXUS WAY, 4TH FLOOR, CAMANA BAY, PO BOX 757, GRAND CAYMAN, CAYMAN ISLANDS, KY1-9006

## Item 2. Person Filing
Name of person filing: Grandeur Peak Global Advisors, LLC
Address of principal business office or, if none, residence:
136 South Main Street
Suite 720
Salt Lake City, UT 84101
Citizenship: Not applicable

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,435,173
Percent of class: 5.75%
Sole power to vote or to direct the vote: 3,435,173
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,435,173
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
13G Attached

## Signatures
- Grandeur Peak Global Advisors, LLC: Amy Hone, Deputy CCO (11/05/2024)